EXHIBIT 99.1

Audit Committee Report

The Audit Committee (Committee) of the Board of Directors of the Federal Home Loan Bank of San Francisco (Bank) for 2010 is currently composed of five directors, four of whom were elected to the Board by the members of the Bank (or declared elected by the Board of Directors) and one of whom was appointed to the Board by the Federal Housing Finance Board. The Committee is governed by a written charter approved by the Board of Directors.

The Committee has reviewed and discussed the audited financial statements with management. The Committee has discussed with the independent auditor, PricewaterhouseCoopers LLP, the matters required to be discussed by Statement on Auditing Standards (SAS) No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU Section 380) as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The Committee has also received the written disclosures and the letter from PricewaterhouseCoopers LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the audit committee concerning independence, and has discussed the auditor’s independence with PricewaterhouseCoopers LLP.

Based on the review and discussions referred to above, the Audit Committee recommends to the Board of Directors that the 2009 financial statements be included in the Form 10-K filed with the Securities and Exchange Commission.

W. Douglas Hile, Chair

John F. Luikart, Vice Chair

Douglas H. (Tad) Lowrey

Scott C. Syphax

John T. Wasley

March 25, 2010